UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

CORRECTED[1]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT OT §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cachet Financial Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00750W101

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tiburon Opportunity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

3,026,988 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, except to the extent they are subject to blocker provisions as discussed below) (1)

	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

3,026,988 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, except to the extent they are subject to blocker provisions as discussed below) (1)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

3,026,988 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, except to the extent they are subject to blocker provisions as discussed below) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99% (1) (2)
14.	Type of Reporting Person (See Instructions) PN

1) As of August 25, 2015, the Reporting Persons beneficially own 3,026,988 shares of Common Stock, representing approximately 9.99% of the outstanding shares of Common Stock. Shares beneficially owned by Reporting Persons do not include common stock underlying warrants or preferred stock which contain blocker provisions to the extent that the common stock issuable upon the exercise of the warrants or conversion of preferred stock would result in the beneficial ownership of the Reporting Persons above 9.99% of the outstanding shares of common stock of the Issuer (“Blockers”).

(2) If not for the Blockers, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer’s outstanding shares of common stock. This percentage is calculated based on 30,300,179 shares of Common Stock outstanding as of August 12, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bortel Investment Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization WA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

3,026,988(assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, except to the extent they are subject to blocker provisions as discussed below) (1)

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

3,026,988(assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, except to the extent they are subject to blocker provisions as discussed below) (1)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

3,026,988(assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, except to the extent they are subject to blocker provisions as discussed below) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99% (1) (2)
14.	Type of Reporting Person (See Instructions) OO

(1) As of August 25, 2015, the Reporting Persons beneficially own 3,026,988 shares of Common Stock, representing approximately 9.99% of the outstanding shares of Common Stock. Shares beneficially owned by Reporting Persons do not include common stock underlying warrants or preferred stock which contain blocker provisions to the extent that the common stock issuable upon the exercise of the warrants or conversion of preferred stock would result in the beneficial ownership of the Reporting Persons above 9.99% of the outstanding shares of common stock of the Issuer.

(2) If not for the Blockers, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer’s outstanding shares of common stock. This percentage is calculated based on 30,300,179 shares of Common Stock outstanding as of August 12, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Bortel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

3,026,988 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, except to the extent they are subject to blocker provisions as discussed below) (1)

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

3,026,988 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, except to the extent they are subject to blocker provisions as discussed below) (1)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

3,026,988 (assumes exercise and conversion by Stockholder of all unexercised warrants and unconverted preferred stock, respectively, except to the extent they are subject to blocker provisions as discussed below) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99% (1) (2)
14.	Type of Reporting Person (See Instructions) IN

(1) As of August 25, 2015, the Reporting Persons beneficially own 3,026,988 shares of Common Stock, representing approximately 9.99% of the outstanding shares of Common Stock. Shares beneficially owned by Reporting Persons do not include common stock underlying warrants or preferred stock which contain blocker provisions to the extent that the common stock issuable upon the exercise of the warrants or conversion of preferred stock would result in the beneficial ownership of the Reporting Persons above 9.99% of the outstanding shares of common stock of the Issuer.

(2) If not for the Blockers, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer’s outstanding shares of common stock. This percentage is calculated based on 30,300,179 shares of Common Stock outstanding as of August 12, 2015.

EXPLANATORY NOTES

[1]	This Corrected Schedule 13D is being filed to correct the Schedule 13D filed by the Reporting Persons on August 25, 2015, which inadvertently included errors with respect to (i) the calculation of beneficial ownership of the Reporting Persons common stock underlying warrants or preferred stock containing blocker provisions to the extent that the common stock issuable upon the exercise of the warrants or conversion of preferred stock would result in the beneficial ownership of the Reporting Persons above 9.99% of the outstanding shares of common stock of the Issuer and the absence of disclosures of the blocker provisions and “full ratchet” anti-dilution protection provisions automatically reducing the exercise price of the warrants and conversion price of the preferred stock, (ii) the aggregate number of shares acquired by Stockholder and the amount expended by Stockholder to acquire such shares as of the filing date of this report, and (iii) a mistaken reference to the issuance of a warrant to Stockholder for 800,183 shares of common stock at an exercise price of $1.15 per share on April 10, 2015. Upon discovering these errors, the Reporting Persons promptly took steps to file this Corrected Schedule 13D to correct such errors. Except for the foregoing corrections, this Corrected Schedule 13D is identical to the Schedule 13D previously filed by the Reporting Persons on August 25, 2015. The remaining information set forth in Schedule 13D previously filed August 25, 2015 and included in this filing remains unchanged.

This Schedule 13D is being filed on behalf of Tiburon Opportunity Fund, L.P., a Delaware limited partnership (the “Stockholder”), Bortel Investment Management LLC, a Washington limited liability company (the “General Partner”), and Peter Bortel, an individual and the managing member of the General Partner (together with the Stockholder and the General Partner, the “Reporting Persons”). This Schedule 13D relates to the common stock, par value $0.0001 per share, of Cachet Financial Solutions, Inc., a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer. The General Partner is the general partner of the Stockholder. The Stockholder directly owns the Common Stock to which this Schedule 13D relates, and the General Partner and Mr. Bortel may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Stockholder to vote and to dispose of the securities held by the Stockholder, including the Common Stock.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 18671 Lake Drive East, Southwest Tech Center A, Minneapolis, MN 55317.

Item 2. Identity and Background.

(a)	This statement is filed by the Reporting Persons. The General Partner is organized as a limited liability company under the laws of the State of Washington. The Stockholder is organized as limited partnership under the laws of the State of Delaware. Mr. Bortel is the managing member of the General Partner and controls the General Partner’s business activities.

(b)	The address of the principal business and principal office of the Stockholder, the General Partner and Mr. Bortel is 13313 Point Richmond Beach Road NW, Gig Harbor, WA 98332.

(c)	The principal business of the General Partner is to serve as the general partner of the Stockholder. The principal business of the Stockholder is to invest and trade in securities. The principal business of Mr. Bortel is to act as managing member of the General Partner.

(d)	None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Except as set forth herein, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Peter Bortel was a minority partner at Pegasus Investment Management, LLC (“PIM”), which was founded and headed by Douglas Saksa. Consistent with industry practice, at times, PIM was paid by third parties for outside consulting. In one instance, PIM provided consulting services to Alchemy Ventures (“AV”), a firm developing a futures trading platform. At AV’s request, PIM provided AV with Mr. Saksa’s services – futures trading strategy and futures trading data at the end of each day. In addition, Messrs. Bortel and Saksa provided industry research and consulting regarding hiring by AV of its futures traders to use Mr. Saksa’s strategy. There was no other business relationship among PIM, Mr. Saksa, Mr. Bortel or AV, or any of them. As part of this relationship, AV requested and received the benefit of lower commission rates from M3, the same futures trading provider used by PIM. M3 and PIM were not affiliated in any way. AV failed to inform PIM of the benefit it received from M3.

The Securities and Exchange Commission (the “SEC”) instituted proceedings against PIM and Messrs. Bortel and Saksa. See In the Matter of Pegasus Investment Management, LLC, Peter Benjamin Bortel, and Douglas Wayne Saksa, Respondents (Investment Advisers Act of 1940 Release No. 3215, June 15, 2011) (Administrative Proceeding File No. 3-14425). The SEC maintained that PIM should have questioned AV to discover the M3 benefit. PIM and Messrs. Bortel and Saksa argued that PIM was not responsible for auditing AV or M3, and that PIM and Messrs. Bortel and Saksa could not be reasonably suspect this benefit between AV and M3.

In order to save legal costs, effective June 15, 2011, PIM and Messrs. Bortel and Saksa consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 203(e), 203(f), and 203(k) of the Investment Advisers Act of 1940, Making Findings, and Imposing Remedial Sanctions and Cease-and-Desist Orders (the “Order”). The three parties agreed to pay a fine in this matter and return fees from this agreement to the United States Treasury. Pursuant to the Order, the SEC found that the parties violated Section 206(2) of the Investment Advisors Act.

(f)	Mr. Bortel is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Stockholder expended an aggregate of approximately $1,222,576 of its own investment capital to acquire the 3,026,988 shares of Common Stock beneficially held by it (the “Securities”).

Item 4. Purpose of Transaction.

The Stockholder holds the Issuer’s securities for investment purposes. The Stockholder intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of Common Stock.

The Reporting Persons do not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of August 25, 2015, the Reporting Persons beneficially own 3,026,988 shares of Common Stock, representing approximately 9.99% of the outstanding shares of Common Stock. Shares beneficially owned by Reporting Persons do not include common stock underlying warrants or preferred stock which contain blocker provisions to the extent that the common stock issuable upon the exercise of the warrants or conversion of preferred stock would result in the beneficial ownership of the Reporting Persons above 9.99% of the outstanding shares of common stock of the Issuer (“Blocker”). If not for the Blocker, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer’s outstanding shares of common stock. The foregoing percentage is calculated based on 30,300,180 shares of Common Stock outstanding as of August 12, 2015.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The Reporting Persons share voting and dispositive power over the 3,026,988 shares of Common Stock held by the Stockholder.

(c)	Tiburon Opportunity Fund, LP effected the following transactions in the Issuer’s common stock beginning February 9, 2015 and through the date of this filing:

Date	Acquisition/Disposition	Number of Shares	Price per Share ($)	Where and How Effected
2/20/2015	Acquisition	1,000	1.0100	Open market purchase
2/23/2015	Acquisition	2,500	1.0000	Open market purchase
3/3/2015	Acquisition	1,000	1.0000	Open market purchase
3/6/2015	Acquisition	3,000	0.9000	Open market purchase
3/11/2015	Acquisition	1,000	0.8999	Open market purchase
3/13/2015	Acquisition	6,000	0.8566	Open market purchase
3/16/2015	Acquisition	7,000	0.8000	Open market purchase
3/17/2015	Acquisition	5,000	0.7999	Open market purchase
3/20/2015	Acquisition	98,000	0.5994	Open market purchase
3/23/2015	Acquisition	3,000	0.7667	Open market purchase
3/26/2015	Acquisition	500	0.8973	Open market purchase
3/30/2015	Acquisition	2,000	0.7991	Open market purchase
3/31/2015	Acquisition	1,000	0.7989	Open market purchase
4/6/2015	Acquisition	1,000	0.7000	Open market purchase
4/9/2015	Acquisition	100,500	0.5012	Open market purchase
4/10/2015	Acquisition	800,183	0.9248	Private purchase
6/3/2015	Acquisition	2,428,311	See next Column.	Private purchase for $250,000 of 2,500 shares of convertible preferred stock (convertible into 555,556 shares of common stock) and a warrant to purchase 571,038 shares of common stock; the Stockholder also received 1,307,717 shares at no additional cost
6/8/2015	Acquisition	600	0.3992	Open market purchase
6/9/2015	Acquisition	715	0.4000	Open market purchase
6/10/2015	Acquisition	12,500	0.3660	Open market purchase
6/12/2015	Acquisition	102	0.5100	Open market purchase
6/16/2015	Acquisition	398	0.4600	Open market purchase
6/22/2015	Acquisition	2,000	0.4200	Open market purchase
6/23/2015	Acquisition	2,000	0.4499	Open market purchase
6/24/2015	Acquisition	9,000	0.4058	Open market purchase
6/25/2005	Acquisition	6,000	0.4000	Open market purchase
6/30/2015	Acquisition	2,000	0.4650	Open market purchase
7/1/2015	Acquisition	500	0.5999	Open market purchase
7/2/2015	Acquisition	500	0.4799	Open market purchase
7/8/2015	Acquisition	1,000	0.4000	Open market purchase
7/10/2015	Acquisition	1,000	0.3900	Open market purchase
7/13/2015	Acquisition	1,000	0.3500	Open market purchase
7/14/2015	Acquisition	2,802	0.3583	Open market purchase
7/22/2015	Acquisition	500	0.4399	Open market purchase
7/23/2015	Acquisition	1,000	0.4500	Open market purchase
7/27/2015	Acquisition	800	0.4463	Open market purchase
7/28/2015	Acquisition	2,000	0.4075	Open market purchase
8/3/2015	Acquisition	1,000	0.4000	Open market purchase
8/4/2015	Acquisition	500	0.4300	Open market purchase
8/5/2015	Acquisition	500	0.4300	Open market purchase

(d)	Other than the Stockholder, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Of the Securities beneficially held by the Stockholder, an aggregate of 578,671 shares of Common Stock are subject to warrants (which all contain blocker provisions) to purchase shares of Common Stock and convertible preferred stock (which contain blocker provisions) to acquire shares of Common Stock (which Common Stock may be issued upon the exercise of such warrants and/or conversion of such preferred stock without triggering the blocker provisions therein).

Pursuant to the Warrant to Purchase Common Stock dated October 22, 2014, as amended on June 3, 2015 to provide for “full ratchet” anti-dilution protections automatically reducing the exercise price of the warrant, the Stockholder has the right to acquire up to 533,336 shares of Common Stock at an exercise price of $0.4816 per share for a period of five years from the issuance date; provided, however, the exercise of such warrant is limited by a blocker provision, which provides that the warrant is not exercisable to the extent that Common Stock issuable upon the exercise of the warrant would result in a beneficial ownership of the reporting person above 9.99% of the Issuer’s outstanding shares of Common Stock.

Pursuant to the Warrant to Purchase Common Stock dated February 3, 2015, as amended on June 3, 2015 to provide for “full ratchet” anti-dilution protections automatically reducing the exercise price of the warrant, the Stockholder has the right to acquire up to 86,957 shares of Common Stock at an exercise price of $0.4816 per share for a period of five years from the issuance date; provided, however, the exercise of such warrant is limited by a blocker provision, which provides that the warrant is not exercisable to the extent that Common Stock issuable upon the exercise of the warrant would result in a beneficial ownership of the reporting person above 9.99% of the Issuer’s outstanding shares of Common Stock.

Pursuant to the Warrant to Purchase Common Stock dated June 3, 2015, the Stockholder has the right to acquire up to 571,038 shares of Common Stock at an exercise price of $0.4816 per share for a period of five years from the issuance date; provided, however, the exercise of such warrant is limited by a blocker provision, which provides that the warrant is not exercisable to the extent that Common Stock issuable upon the exercise of the warrant would result in a beneficial ownership of the reporting person above 9.99% of the Issuer’s outstanding shares of Common Stock. The warrant contains “full ratchet” anti-dilution protections automatically reducing the exercise price of the warrant.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1	Joint Filing Agreement, dated as of August 24, 2015, by and among the Reporting Persons (incorporated by reference to the Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on August 25, 2015).

99.2	Warrant to Purchase Common Stock dated October 22, 2014 (incorporated by reference to the Exhibit 99.2 to Schedule 13D filed by the Reporting Persons on August 25, 2015).

99.3	Warrant to Purchase Common Stock dated February 3, 2015 (incorporated by reference to the Exhibit 99.3 to Schedule 13D filed by the Reporting Persons on August 25, 2015).

99.4	Warrant to Purchase Common Stock dated June 3, 2015 (incorporated by reference to the Exhibit 99.4 to Schedule 13D filed by the Reporting Persons on August 25, 2015).

99.5	Amendment to Warrant to Purchase Common Stock dated June 3, 2015 (incorporated by reference to the Exhibit 99.5 to Schedule 13D filed by the Reporting Persons on August 25, 2015).

99.6	Amendment to Warrant to Purchase Common Stock dated June 3, 2015 (incorporated by reference to the Exhibit 99.6 to Schedule 13D filed by the Reporting Persons on August 25, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2016

TIBURON OPPORTUNITY FUND, L.P.

By:	Bortel Investment Management LLC, its general partner

By:	/s/ Peter Bortel
Name:	Peter Bortel
Title:	Managing Member

BORTEL INVESTMENT MANAGEMENT LLC

By:	/s/ Peter Bortel
Name:	Peter Bortel
Title:	Managing Member

/s/ Peter Bortel
Peter Bortel